SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                          SkyTerra Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joel B. Piassick
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     28,829,397

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     28,829,397

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,829,397

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     28,829,397

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     28,829,397

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,829,397

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     28,829,397

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     28,829,397

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,829,397

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     13,619,823

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     13,619,823

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,619,823

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     13,619,823

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     13,619,823

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,619,823

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     14,636,779

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     14,636,779

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,636,779

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     14,636,779

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     14,636,779

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,636,779

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     43,466,176

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     43,466,176

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,466,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     43,466,176

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     43,466,176

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,466,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     43,466,176

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     43,466,176

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,466,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 16, 2008.
--------------------------------------------------------------------------------

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D/A is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore
Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a member of HMC Investors, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC, and Michael D. Luce, a member of HMC Investors and a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(d, e) NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 16, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 28,829,397 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 28,829,397 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 28,829,397 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 13,619,823 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 13,619,823 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 14,636,779 Shares.

As of the date hereof HMC may be deemed to beneficially own 14,636,779 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 43,466,176 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 43,466,176 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 43,466,176 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON SEPTEMBER 16, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

The Reporting Persons have entered into amendments to agreements regarding the acquisition of additional securities of the Issuer for investment. Other than as expressly set forth in Item 4 and Item 6 herein, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

On January 7, 2009, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), the Issuer, SkyTerra LP (formerly named Mobile Satellite Ventures LP) ("SkyTerra LP") and SkyTerra Finance Co. (formerly named MSV Finance Co.) ("SkyTerra Finance"), entered into Amendment No. 1 (the "SPA Amendment") to the Securities Purchase Agreement between the Master Fund, the Special Fund, the Issuer, SkyTerra LP and SkyTerra Finance (collectively, the "SPA Parties"), dated July 24, 2008 (as amended, the "Securities Purchase Agreement").

Pursuant to the SPA Amendment, the SPA Parties have agreed that certain of the conditions to the obligations of the Master Fund and the Special Fund to consummate the closing of the second of the four previously announced issuances of SkyTerra LP's Senior Notes due 2013 (the "Notes") on April 1, 2009 will be deemed satisfied by the delivery of a certificate from management of the Issuer, subject to certain exceptions. The SPA Amendment also increases the rate of interest on the Notes from 16% to 18% per annum.

The SPA Amendment increases the aggregate number of shares of the Issuer's voting common stock, par value $0.01 per share, or non-voting common stock, par value $0.01 per share ("Common Stock") issuable pursuant to warrants to be issued to the Master Fund and the Special Fund from 25.0 million shares to 32.50 million shares. The warrants to be issued to the Master Fund and the Special Fund upon the closing of the second of the four issuances of the Notes on April 1, 2009 will represent a right to purchase an aggregate of 21.25 million shares of Common Stock, at an initial exercise price of $0.01 per share, instead of
17.50 million shares of Common Stock as originally contemplated by the Securities Purchase Agreement. The Issuer has also agreed to issue warrants to the Master Fund and the Special Fund to purchase an aggregate of 3.75 million shares of Common Stock at an initial exercise price of $0.01 per share upon the closing of the last of the four issuances of the Notes on January 4, 2010.

Additionally, in connection with the entry into the SPA Amendment, on January 7, 2009, the Issuer, SkyTerra LP, SkyTerra Subsidiary LLC (formerly named Mobile Satellite Ventures Subsidiary LLC) ("SkyTerra Subsidiary"), the Master Fund, the Special Fund, Harbinger Capital Partners Fund I, L.P. (the "Capital Fund"), and Harbinger Co-Investment Fund, L.P. (together with the Master Fund, the Special Fund and the Capital Fund, "Harbinger") entered into a Second Amendment (the "MCSA Amendment") to the Master Contribution and Support Agreement between the Issuer, SkyTerra LP, SkyTerra Subsidiary and Harbinger, dated July 24, 2008, as amended (the "Master Contribution Agreement"). The MCSA Amendment modifies certain of the restrictions on the Issuer's conduct of business during the term of the Master Contribution Agreement.

Also on January 7, 2009, pursuant to the Securities Purchase Agreement, (i) the Master Fund purchased Notes with an aggregate principal value of $112,500,000, and the Special Fund purchased Notes with an aggregate principal value of $37,500,000 and (ii) and the Issuer issued the Master Fund a warrant to purchase 5,625,000 shares of Common Stock at an initial exercise price of $0.01 per share and the Issuer issued the Special Fund a warrant to purchase 1,875,000 shares of Common Stock at an initial exercise price of $0.01 per share, in each case, on the form of January 2009 Warrant attached as an Exhibit to the SPA Amendment.

A copy of the SPA Amendment is filed as Exhibit T hereto and is incorporated herein by reference. A copy of the forms of the January 2009 Warrant, April 2009 Warrant, January 2010 Warrant and Indenture that constitute the exhibits attached to the SPA Amendment are filed as Exhibits U, V, W and X hereto and are incorporated herein by reference. A copy of the MCSA Amendment is filed as Exhibit Y hereto and is incorporated herein by reference. The descriptions set forth herein are qualified in their entirety by reference to the SPA Amendment, January 2009 Warrant, April 2009 Warrant, January 2010 Warrant, Indenture and MCSA Amendment.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of actions to the Issuer's management, the Board of Directors, the Issuer's stockholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 28,829,397 Shares, constituting 38.9% of the Shares of the Issuer, based upon 74,206,768* Shares outstanding as of the date of this filing.

          The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,829,397 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,829,397 Shares.

The Master Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 28,829,397 Shares, constituting 38.9% of the Shares of the Issuer, based upon 74,206,768* Shares outstanding as of the date of this filing.

          Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,829,397 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,829,397 Shares.

Harbinger Management specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 28,829,397 Shares, constituting 38.9% of the Shares of the Issuer, based upon 74,206,768* Shares outstanding as of the date of this filing.

          HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,829,397 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,829,397 Shares.

HCM Investors specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 13,619,823 Shares, constituting 20.7% of the Shares of the Issuer, based upon 65,723,926* Shares outstanding as of the date of this filing.

          The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,619,823 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,619,823 Shares.

The Special Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 13,619,823 Shares, constituting 20.7% of the Shares of the Issuer, based upon 65,723,926* Shares outstanding as of the date of this filing.

          HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,619,823 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,619,823 Shares.

HCPSS specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 14,636,779 Shares, constituting 22.3% of the Shares of the Issuer, based upon 65,723,926* Shares outstanding as of the date of this filing.

          HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,636,779 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,636,779 Shares.

HMCNY specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 14,636,779 Shares, constituting 22.3% of the Shares of the Issuer, based upon 65,723,926* Shares outstanding as of the date of this filing.

          HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,636,779 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,636,779 Shares.

HMC specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 43,466,176 Shares, constituting 54.4% of the Shares of the Issuer, based upon 79,972,195* Shares outstanding as of the date of this filing.

               Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 43,466,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 43,466,176 Shares.

Mr. Falcone specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 43,466,176 Shares, constituting 54.4% of the Shares of the Issuer, based upon 79,972,195* Shares outstanding as of the date of this filing.

          Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 43,466,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 43,466,176 Shares.

Mr. Harbert specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 43,466,176 Shares, constituting 54.4% of the Shares of the Issuer, based upon 79,972,195* Shares outstanding as of the date of this filing.

          Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 43,466,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 43,466,176 Shares.

Mr. Luce specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) and the Pledged Property (as defined herein) until such time as the Escrowed Property and/or the Pledged Property is delivered and transferred to the Master Fund or the Special Fund.

-------------------------------------------------------------------------
* The number of outstanding shares is based on the 59,958,499 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON SEPTEMBER 16, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

          A description of the following documents are set forth in response to
Item 4 above:

(i) Amendment No. 1 to Securities Purchase Agreement, dated January 7, 2009, between the SPA Parties.

(ii) Form of January 2009 Warrant.

(iii) Form of April 2009 Warrant.

(iv) Form of January 2010 Warrant.

(v)  Form of Indenture.

(vi) Second Amendment to the Master Contribution and Support Agreement, dated January 7, 2009, between the Issuer, SkyTerra LP, SkyTerra Subsidiary and Harbinger.
--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit T: Amendment No. 1 to Securities Purchase Agreement, dated January 7, 2009, between the SPA Parties is incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer, dated January 7, 2009.
Exhibit U: Form of January 2009 Warrant.
Exhibit V: Form of April 2009 Warrant.
Exhibit W: Form of January 2010 Warrant
Exhibit X: Form of Indenture.
Exhibit Y: Second Amendment to the Master Contribution and Support Agreement, dated January 7, 2009, between the Issuer, SkyTerra LP, SkyTerra Subsidiary and Harbinger is incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer, dated January 7, 2009.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC - New York, Inc.

By: /s/ Joel B. Piassick
-----------------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------------
Michael D. Luce


January 9, 2009


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                 Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 7, dated January 9, 2009 relating to the Voting Common Stock of Skyterra Communications, Inc. shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC - New York, Inc.

By: /s/ Joel B. Piassick
-----------------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------------
Michael D. Luce

January 9, 2009

                                                                 Exhibit B

                                    Exhibit B

                    Transactions in the Voting Common Stock
                    ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

   Date of                  Number of Shares                 Price per Share
 Transaction                Purchase/(Sold)

                                  None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

   Date of                  Number of Shares                 Price per Share
 Transaction                Purchase/(Sold)

                                  None

                            Transactions in Warrants
                            ------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

   Date of                  Number of Shares                 Price per Share
 Transaction                Purchase/(Sold)

    1/7/09                     5,625,000                          (1)

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

   Date of                  Number of Shares                 Price per Share
 Transaction                Purchase/(Sold)

    1/7/09                     1,875,000                           (1)


(1) In connection with the purchase of Notes pursuant to the SPA Amendment, the Reporting Persons received Warrants as described in the Form of January 2009 Warrant hereby attached as Exhibit U.




03773 0003 932049